News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:

Paramount Energy Trust to present at the FirstEnergy East Coast Canadian

Energy Conference in New York

CALGARY, Feb. 25, 2005 /CNW/ - Notification of live webcast event:

Paramount Energy Trust

Live webcast presentation

Thursday, March 3, 2005, 2:02 PM ET

To listen to and view this online event, please visit:

http://www.firstenergy.com/NY05/PMT_UN.htm

The presentation will be available in an archived version at this link for 30 days following the live presentation.

%SEDAR: 00018300E

/For further information: on the webcast please visit www.firstenergy.com or contact: Susan Riddell Rose, President and COO, Paramount Energy Trust,

(403) 269-4442/

(PMT.UN.)

CO: Paramount Energy Trust